Exhibit 99.1

NEWS RELEASE
BROOKFIELD PROPERTIES ANNOUNCES RECLADDING OF
FIRST CANADIAN PLACE IN TORONTO

Canada’s Tallest Office Building to Undergo Major Interior and Exterior
Renovation to Achieve LEED Certification
TORONTO, September 23, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX), its Canadian-based subsidiary, BPO Properties Ltd. (BPP: TSX), along with ownership partners Canada Pension Plan Investment Board (CPPIB) and Alberta Investment Management Corporation (AIMCo), today announced that First Canadian Place in downtown Toronto will undergo a thorough renovation program, including a total recladding of the building’s exterior with glass spandrel panels to replace the existing white marble. The project will begin immediately and is expected to be completed by the end of 2011.
“This rejuvenation program will reinforce the iconic status of one of Canada’s most prominent and recognizable buildings,” said Tom Farley, President & CEO of Canadian Commercial Operations for Brookfield Properties.
The overall recladding project includes the installation of 7,800 glass spandrel panels on the building façade, totaling 375,000 square feet; the existing 45,000 pieces of marble will be removed and recycled. One glass spandrel panel replaces eight pieces of marble. The existing windows will remain in place.
The spandrel panels are a laminated glass assembly utilizing ceramic frit as well as clear and opaque interlayer technologies. Inspired by historic patterns and geometry used by First Canadian Place architect Edward Durell Stone, the frit design projects a luminous white texture on the building façade from top to bottom, updating the original appearance of the white Carrera marble. Bronze laminate glass will be applied along the four recessed vertical corners to emphasize the building’s form and height. Laminate glass was selected for its strength, sustainability and safety.

Moed de Armas & Shannon Architects are the design architects while B+H Architects are the Architects of Record, as they were when the tower was originally built in 1975. The fritting was designed by Doyle Partners.
In addition to the recladding, the office lobbies, retail areas and mechanical and electrical systems of First Canadian Place will undergo extensive renovation. Enhanced energy conservation measures and infrastructure upgrades will be made in order to obtain LEED — EB:OM certification (Leadership in Energy and Environmental Design for Existing Buildings: Operations and Maintenance). The update includes a complete chiller and transformer replacement and the installation of high-efficiency toilets and faucets.
First Canadian Place was acquired by Brookfield and its partners in 2005. The 72-storey, 2.8-million-square foot office tower is 95% leased.
Further information on the renovation program can be found at www.redefiningfirst.com.
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Brookfield Properties Profile
 Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 108 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
BPO Properties Profile
 BPO Properties Ltd., 90% owned by Brookfield Properties Corporation, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 27 commercial properties totaling 18.1 million square feet. Landmark properties include First Canadian Place in Toronto and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com

Forward-Looking Statements
 This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties and BPO Properties believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the companies’ properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration;; the uncertainties of real estate development ; interest rates; availability of equity and debt financing; and other risks and factors described from time to time in the documents filed by the companies with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties (BPO Properties) - Company and Real Estate Industry Risks.” The companies undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.